Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Date of Board Meeting

The board of directors (the “Board”) of KE Holdings Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Thursday, May 18, 2023, for the purpose of, among other things, considering and approving the unaudited financial results of the Group for the three months ended March 31, 2023 and the publication.

The Company’s management will hold an earnings conference call on Thursday, May 18, 2023, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10030661-ps8hfv.html

A replay of the conference call will be accessible through May 25, 2023, by dialing the following numbers:

United States: +1-855-883-1031

Mainland, China: 400-1209-216

Hong Kong, China: 800-930-639

International: +61-7-3107-6325

Replay PIN: 10030661

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 8, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

2